GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

July 7, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	Liz Packebusch
Laura Nicholson

Re:	Edify Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed June 16, 2023

File No. 001-39899

Dear Ms. Packebusch:

On behalf of our client, Edify Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 5, 2023 (the “Staff’s Letter”) regarding the Company’s preliminary proxy statement on Schedule 14A that was filed by the Company on June 16, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Giovanni Caruso July 7, 2023 Page 2

Preliminary Proxy Statement on Schedule 14A filed June 16, 2023

General

1. Please revise to clarify the reasons for the Founder Share Amendment Proposal, including why the Company believes that the amendment may aid the Company in retaining investors and meeting continued listing requirements, and why the Company believes that it may be more difficult to complete a business combination without the Founder Share Amendment.  Similarly, please revise to clarify why significant requests for redemption in the event the Founder Share Amendment Proposal is not approved may prevent the Company from being able to extend the time available to consummate a business combination.  We note your related disclosures on page 30, and your disclosure on page 14 that in connection with the Extension Amendment Proposal, public stockholders may elect to redeem all or a portion of their public shares regardless of whether they vote for or against the Extension Amendment Proposal.  In addition, please identify any related conflicts of interest of the Sponsor with respect to the Founder Share Amendment Proposal.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Proxy Statement in accordance with the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212.407.4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner